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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                                  TRINSIC, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 29, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 988792107                SCHEDULE 13D              Page 2 of 9 Pages
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1    NAME OF REPORTING PERSON

     THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          2,699,395 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          2,699,395 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,699,395 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D              Page 3 of 9 Pages
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1    NAME OF REPORTING PERSON

     BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          2,699,395 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          2,699,395 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,699,395 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D              Page 4 of 9 Pages
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1    NAME OF REPORTING PERSON

     T. MICHAEL LONG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          2,699,395 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          2,699,395 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,699,395 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D              Page 5 of 9 Pages
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1    NAME OF REPORTING PERSON

     LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          1,960
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          2,699,395 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          1,960
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          2,699,395 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,701,355 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D             Page 6 of 9 Pages
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            This Amendment No. 7 ("Amendment No. 7") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on November 20, 2000 (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 12, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on August 9, 2001 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on August 26, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on December 3, 2004 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on July 18, 2005 ("Amendment No. 5"), and Amendment No. 6 to Schedule 13D filed on September 2, 2005 ("Amendment No. 6"), relating to the common stock (the "Common Stock"), par value $.01 per share, issued by Trinsic, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D as amended by Amendment No.1, Amendment No. 2, Amendment No.3, Amendment No.4, Amendment No. 5 and Amendment No. 6.

Item 1.     Security and Issuer.

            No Change.

Item 2.     Identity and Background.

            No Change.

Item 3.     Source and Amount of Funds or Other Consideration.

            No Change.

Item 4.     Purpose of Transaction.

            No Change.

CUSIP No. 988792107                SCHEDULE 13D             Page 7 of 9 Pages
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Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and supplemented by the addition of the following:

            On September 29, 2005 the Company informed the Fund that it was unable that to enter into definitive agreements to acquire no less than 150,000 "UNE-P" subscriber lines (tested as of September 29, 2005). Pursuant to the adjustment provisions of the Certificate of Designation of the Series H Preferred Stock, the conversion price of the Series H Preferred Stock acquired by the Fund in July 2005 was automatically adjusted to a predetermined price of $0.20 and the shares of Series H Preferred Stock owned by the Fund became convertible into 12,042,385 shares of Common Stock after giving effect to the Company's one for ten reverse stock split (the "Stock Split") announced on September 28, 2005.

            As of the date hereof, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 5,590,560 shares of Common Stock outstanding (as of September 2, 2005 according to the Schedule 14A filed by the Company with the Securities and Exchange Commission on such date, and after giving effect to the Stock Split), not including for purposes of this calculation the Common Stock issuable upon the conversion of the shares of Series H Preferred Stock as such shares may not convertible within sixty days of the date hereof, the number of shares of Common Stock the Fund, BBH, Long and Tucker are deemed to own and the percent of the outstanding shares of Common Stock after giving effect to the Stock Split are as follows:

                             Shares              Percentage
                          -----------            ----------
Fund                      2,699,395                 48.3%
BBH                       2,699,395                 48.3%
Long                      2,699,395                 48.3%
Tucker                    2,701,355                 48.3%

CUSIP No. 988792107                SCHEDULE 13D             Page 8 of 9 Pages
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            As of the date hereof, based on calculations made in accordance with
Rule 13d-3 promulgated under the Exchange Act and there being 5,590,560 shares of Common Stock outstanding (as of September 2, 2005 according to the Schedule 14A filed by the Company with the Securities and Exchange Commission on such date, and after giving effect to the Stock Split), including for purposes of this calculation only the Common Stock issuable upon the conversion of the shares of Series H Preferred Stock, the number of shares of Common Stock the Fund, BBH, Long and Tucker would be deemed to own and the percent of the outstanding shares of Common Stock after giving effect to the Stock Split are as follows:

                            Shares                 Percentage
                        --------------             ----------
Fund                      14,741,780                 83.6%
BBH                       14,741,780                 83.6%
Long                      14,741,780                 83.6%
Tucker                    14,743,740                 83.6%


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Common Stock of the Issuer.

                  No Change.

Item 7.           Material To Be Filed as Exhibits.

                  No Change.

CUSIP No. 988792107                SCHEDULE 13D             Page 9 of 9 Pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    October 3, 2005

                                         THE 1818 FUND III, L.P.

                                         By: Brown Brothers Harriman & Co.,
                                             General Partner


                                         By: /s/ Lawrence C. Tucker
                                             --------------------------------
                                             Name:  Lawrence C. Tucker
                                             Title: Partner



                                         BROWN BROTHERS HARRIMAN & CO.


                                         By: /s/ Lawrence C. Tucker
                                             --------------------------------
                                             Name:  Lawrence C. Tucker
                                             Title: Partner


                                         /s/ T. Michael Long
                                         ------------------------------------
                                                    T. Michael Long


                                         /s/ Lawrence C. Tucker
                                         ------------------------------------
                                                    Lawrence C. Tucker